

Horror Comedy For the Service Industry

thebitchywaiter.com   Atlanta, GA   Entertainment   Film   Restaurant

Highlights

1 We're So Dead has completed production and is currently in post-production. Stay tuned!

2 Our lead, Jenna Kanell, has starred in Terrifier, Renfield, and soon Bad Boys 4!

3 Our co-lead is TikTok influencer Aaron Goldyboy of "Mean Gays" fame.

4 Bitchy Waiter has over 1 million followers on Facebook and Instagram.

5 We secured a $25k product placement deal that helps fund the film w/o affecting the investor pool.

6 We're well-positioned for self-distribution to avoid sharing profits with third parties.

Our Team

 **Darron Cardosa** Actor / Executive Producer

The Bitchy Waiter gives voice to the service industry with over 1M social media followers. He is a published author and has appeared on The TODAY Show, CBS, Dr. Phil, and The Dr. Oz Show.

> Everyone industry deserves its own fun, scary movie that's made just for them. This will be ours.

 **Ken MacLaughlin** Writer / Director / Executive Producer

Award-winning writer, director, AND career server. Contributing writer for Funny or Die. Featured on RightthisMinute, LaffsTV, and Huffington Post. Co-manages the Bitchy Waiter platforms and created Shift Drinks Comedy which has over 100M views.

 **Michael Sokol** Executive Producer

Executive producer of Postal (2019) which won Best Feature at multiple film festivals. He has developed and produced content for Vh1, Comedy Central, Food Network, and Adult Swim. Other credits include Cake (FXX) and Mandy (SpectreVision).



Dominick Racano Producer

Co-Creator of Shift Drinks comedy and founder of "All the Laughs."



Leanna Adams Lead Actor / Producer

One-half of the worst couple and Karen herself!

Let Me Tell You About Our Specials ...



"We're So Dead" is a big, fun slasher-comedy FOR the service industry BY the service industry. Influencers, bloggers, and creators from the restaurant business have come together to create the next iconic restaurant film.

Every community deserves its own scary movie that's made just for them. This will be ours. We're inviting everyone to come together to laugh, cry, and scream "DON'T GO IN THERE!"







KEY CASTING

JENNA KANELL IS ATTACHED TO PLAY THE LEAD ROLE OF ASHLEY

Jenna has gained popular recognition for her portrayals of Tara Heyes in *Terrifier* and Kim Hansen in *The Bye Bye Man*—both horror films in which she performed her own stunt work. Her film career has since expanded to a variety of genres such as the political drama *The Front Runner,* the horror-comedy *Renfield,* and the action comedy *Bad Boys 4*.

THE STORY

Ashley has to work Christmas. It's DEAD. In more ways than one. The staff dreads being there and the customers are HELL. Worst of all, a killer is on the loose! A killer the servers call KAREN!





Her co-workers disappear to do bad things like drugs and each other. They fall victim to cruel but hilarious murders plots and painful one-liners.

As is the case on most shifts, Ashley must do everything herself. It's up to her to save the restaurant by getting this killer customer to finally CLOSE OUT.





Meet us on Zoom! ----->

Meet us on Zoom:

https://calendly.com/weresodeadmovie/meet-the-we-re-so-dead-producers

We're a scrappy group of filmmakers who found "temporary" homes as servers and bartenders. We're hoping to give back to the industry that shaped us with the next iconic restaurant film.

The Bitchy Waiter has been the voice of the service industry for over a decade, fostering a tight-knit community. He partnered with Shift Drinks Comedy to produce high-quality, server-life comedy films. You've probably seen a few.



We've paired with YouTube and Tik-Tok influencers. We wanted to cast actors and personalities who found success outside of the Hollywood system!

(Here are a few and we hope to cast more)



Aaron Goldenberg is a content creator with over 1 million Tik-Tok and IG followers. His platform gives voice to the LGBTQ community. As an actor, he's appeared on Lifetime, Netflix, BET, HBO, Amazon and more.



Ethan Trace is a Tip-Tok influencer and content creator with nearly 3 million followers. He's a voice actor, cinematographer, musician, and his acting credits include Etowah Ridge, Twitchers, and Christmas Wish.





We've dealt with unemployment, understaffing, pissed-off customers, and death. We were thrown into public sooner than most, then called lazy and entitled.

They're a special breed: kind and nurturing but bad-asses with raunchy senses of humor. Basically, they're the perfect characters to survive a horror movie!





What is Distribution?

Traditionally, it's how filmmakers are able to reach the masses by partnering with a distributor who collects 30% of the profits, on average.

But we already have the masses. It's you guys, the Bitchy Waiter Page, and all your friends! This sets us up nicely for self-distribution.

Why Self-Distribution?

1) If we control our promotion and distribution, we have power. We don't have to sell distribution rights.

2) We won't have to pay out third-party companies and can retain 100% of our movie.

3) We maintain complete control over marketing, pricing, and complete viewing experience. We get to choose when and where it goes up online

(for VOD or streaming) and have the right to barter and negotiate.

4) We don't have to wait for contracts to be finalized, or for content cycles or distribution cycles. In some cases, this process can take up to 15 years for investors to see a return.

5) Should we ultimately decide to partner with a distribution company, we'll have the leverage to choose a reputable one and negotiate a fair deal.